Intelligent Cloud Resources Inc.

2602 Innisfil Road

Mississauga, Canada

ON L5M 4H9

April 22, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Jay Ingram

 Re:Intelligent Cloud Resources Inc.

 Amendment No. 1 to Registration Statement on Form S-1

Filed February 26, 2015

File No. 333-202294

Dear Mr. Crispino:

We are in receipt of your comment letter dated March 25, 2015 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.   For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.Refer to Securities Act Rule 405.  It appears that you are a shell company based on your limited operations and nominal assets.  Please revise your disclosure on the coverage page and throughout as appropriate, including your discussion of Rule 144 on page 13, to indicate that you are a shell company.

RESPONSE: We respectfully advise the Staff that we are not a shell company.  We have a specific business plan and are moving forward with our business operations.  Specifically, while in the development stage, we are proceeding with our business plan and starting our business.

We do not believe that we are a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934. First, the definition of a shell company includes a company with “no or nominal operations.” Our company has commenced more than mere nominal operations. The company is in the first phase of its business plan, during which phase the company plans to develop its technology in Cloud Broker Services and Cloud Enabler Services.  This will include hiring a strong development team who can build the applications and services that the company intends to offer and identifying customers.  The company has begun the process for both objectives.

The second part of the definition of shell company requires “no or nominal assets.” As of December 31, 2014, we have $5,929 in assets. Additionally, in the first quarter of 2015 we have started to implement our business plan, which we believe may results in more assets.

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Cover Page, page 3

2.Please refer to the correct on page on which your risk factors disclosure begins.

RESPONSE:  We have corrected the page reference for the page on which our risk factors begin.

Prospectus Summary

3.Here or on the Cover Page, please disclose your address and telephone number.  Refer to Item 503(b) of Regulation S-K.

RESPONSE:  We have included our address and telephone number on the Cover Page.

4.You disclose that your officers and directors own 74.38% of your stock.  This is inconsistent with the number of shares disclosed in the table on page 31.  Please advise or revise.

RESPONSE:  The number of shares provided on page 31 is correct.  We have revised the disclosure to indicate that our executive officers and directors own 75% of our outstanding common stock.

Corporate background, page 5

5.Please disclose your going concern limitation as well as your lack of revenues and losses for the most recent period and the accumulated deficit.

RESPONSE:  We have revised the “Corporate Background” section to include disclosure that our lack of revenue and the substantial operating losses and accumulated deficit we have incurred raise doubt about our ability to continue as a going concern.

Risk Factors

Our independent auditors…, page 6

6.Please expand to highlight the risk from the increased cost of such debt as a result of your going concern limitation.

RESPONSE:  We have revised this risk factor to address the risks associated with our obtaining funding as a result of our going concern limitation.

Our absence of a developed cloud platform…, page 7

7.You state in the second sentence that you expect to market your services to businesses in Canada and the United States.  This is inconsistent with your disclosure in the Prospectus Summary, where you limit your business to organizations in Canada.  Please reconcile.

RESPONSE:  We have revised this risk factor to indicate our intention to develop and market our services in Canada initially and then eventually expand to the United States.  Similar revisions have been made through our disclosure.

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We plan to derive a significant portion of revenues…, page 8

8.We note the statement in this risk factor that “based on [y]our limited experience,” your small business customers have a higher rate of attrition and non-renewal.  This language suggests that you have generated revenues.  Please advise or revise your disclosure throughout regarding the status of your business and revenues.

RESPONSE:  We have revised this risk factor to be consistent with our disclosure on the status of our business and revenues.  We have provided that the risk associated with small businesses having higher rates of attrition and non-renewal is based on our experience and discussions.  While we will target these small businesses as companies initially, we will also look to expand to larger businesses in the future so that we may be able to generate and maintain additional revenue.

We have not assessed effectives…, page 9

9.You state in this risk factor that “in our annual report for 2014 we will also become subject to SEC rules which will require us to include a report of our management in our annual report of the effectiveness of internal control over financial reporting.”  Please note that you will not be required to provide management’s report on the effectiveness of your internal control over financial reporting until your second annual report.  Refer to Instruction 1 to Item 308 of Regulation S-K.  Please revise.

RESPONSE:  We have revised this risk factor to provide that we will report on the effectiveness of internal control over financial reporting in our annual report as required under the applicable SEC rules, which will be in the second annual report filed after we become a reporting company.

If we do not obtain…, page 10

10.Your risk factor mentioned “tour offerings.”  You also mention tour offerings on page 27.  Please revise to clarify how this relates to your business.

RESPONSE:  We have revised this risk factor and other mentions of tour offerings to provide that certain necessary steps, rather than tour offerings, will need to be executed, for us to determine our consumer wants, needs and demands.

Description of Business, page 19

11.Despite the lack of development of your business, it appears from your disclosure in the risk factors that you will offer on-demand application services, provide mobile applications, and offer subscriptions.  Please expand your disclosure in this section to discuss the plans for these featured of your business.

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RESPONSE:  We have expanded our disclosure, under “Description of Business,” to include our plans that the company’s services be delivered to customers through on-demand and mobile applications offered on a monthly or pay per use subscription basis.

Management’s Discussion and Analysis or Plan of Operations

Plan of Operations, page 26

12.In the first full risk factor on page 10 you disclose that you will need $220,000 for your planned operations during the next 12 months.  Please reconcile this with the $420,000 you disclose in this section.

RESPONSE:  We have revised our risk factor to reflect that $420,000 is the minimum additional capital necessary to fund our planned operations for the 12-month period, which is consistent with the $420,000 set forth under “Plan of Operation”.

Directors, Executive Officers, Promoters and Control Persons, page 28

13.Please include all the positions and offices held by your two executives.  In this regard, please disclose under the column “Positions and Offices Held” that your two executive officers are also directors. In addition, revise your prospectus for consistency.  For example, you disclose on page 10 that Mr. Saeed is your President and CEO.  Elsewhere, including on the signature page, you disclose that Ms. Khan is your President.

RESPONSE:  We have revised the table under “Directors, Executive Officers, Promoters and Control Persons” to include the positions and offices held by Ms. Khan and Mr. Saeed.  We have revised our risk factor on page 10 and our signatures to reflect the positions and offices held by Ms. Khan and Mr. Saeed.

Business Experience, page 28

14.For Ms. Khan, please disclose the principal occupations during the past five years and names of her employers.  Include the dates she held each position.  Also provide equivalent information for Mr. Saeed.

RESPONSE:  We have revised Ms. Khan’s biography to provide that prior to starting her own business in 2009, Ms. Khan was a student at the University of Toronto.  We have also revised Mr. Saeed’s biography to provide the positions he held during past five years and the dates that he commenced and terminated from such positions, as applicable.

15.Please tell us what consideration you gave to including or expanding an existing risk factor as a result of the amount of time that Mr. Saeed will dedicate to your business on a weekly basis.  We note the risk factor on page 10 regarding your dependence on Mr. Saeed.

RESPONSE:  We have revised our risk factor to provide that our future success is dependent, in part, on the performance and continued service of Ms. Khan, rather than Mr. Saeed.

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Involvement in Certain Legal Proceedings, page 29

16.Please revise your disclosure to cover the required 10-year period.  Please refer to Item 401(f) of Regulations S-K.

RESPONSE:  We revised our “Involvement in Certain Legal Proceedings” section to cover 10 years, rather than 5 years.

Executive Compensation

Summary of Compensation Table, page 30

17.Please provide a narrative to explain the salary compensation of your executives.  Refer to Item 402(o) of Regulation S-K.  Your disclosure should explain how you determined base salaries for each executive during 2014.

RESPONSE:  We revised our disclosure under “Executive Compensation” to remove the Summary Compensation Table since no compensation was paid to any executive officers and directors.  The amounts that were originally report as salary for Ms. Khan and Mr. Saeed were the values of founder shares issued to Ms. Khan and Mr. Saeed, which are not compensatory.  This issuance is reflected under the “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” sections.

Certain Relationships and Related Transaction, page 31

18.Your balance sheet includes amounts due from shareholders and other related parties. Please disclose these transactions and file all related agreements or provide to us your analysis under Item 404 of Regulation S-K supporting your conclusion that disclosure is not required.

RESPONSE:  We have revised the “Certain Relationships and Related Transactions” section to include an explanation of the amounts listed on the balance sheet as being due from shareholders and other related parties.

19.Please disclose the dollar value of each of your related-party transactions. Refer to Item 404(a)(3) of Regulation S-K.

RESPONSE:  We have revised the “Certain Relationships and Related Transactions” section to include dollar amounts, as applicable.

Balance Sheet, page F-3

20.Your compensation table of page 30 appears to show that both your CEO and CFO earned salaries in 2014 that have been paid as of February 25, 2015.  These amounts do not appear to be included in your financial statements.  In this regard, these salaries are greater than your total liabilities as of December 31, 2014.  Please advise.

RESPONSE:  We revised our disclosure under “Executive Compensation” to remove the Summary Compensation Table because no compensation was paid to any executive officers

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and directors.  The amounts that were originally report as salary for Ms. Khan and Mr. Saeed reflect the values of founder shares issued to Ms. Khan and Mr. Saeed and are not compensatory.  This issuance is reflected under the “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” sections.

Notes to the Financial Statements

Note 3. Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements

21.Please disclose your current considerations of ASU 2014-10.

RESPONSE:  We have added disclosure under “Recently Issued Accounting Pronouncements” in Note 3 with respect to ASU 2014-10.

Note 7. Subsequent Events, page F-11

22.Please expand your disclosure to disclose the date through which subsequent events have been evaluated and the nature of this date.  Refer to FASB ASC 855-10-50-1.

RESPONSE:  We have expanded our disclosure under “Subsequent Events” in Note 7 to indicate that date that subsequent events were evaluated and provide that nature of this date.

Undertakings, page 36

23.You appear to be providing undertakings under Regulation S-B.  Please note that in accordance with Item 10(f) of Regulation S-K, only Regulation S-K is applicable to you as a smaller reporting company.  In paragraph (A)(4) on page 37, please revise to provide the comparable undertaking under Item 512(a)(6).  Also revise the reference to Regulation S-B on page 36.

RESPONSE:  We have replaced the Undertakings to provide the Undertakings applicable to us under Item 10(f) of Regulation S-K and Item 512(a)(6).

Signature, page 38

24.We note that Ms. Kahn is listed as “principal financial officer” when signing on behalf of the company but not when signing in her own capacity and that Mr. Saeed is identified as “chief financial officer” when signing in his own capacity.  Please revise.  Please also confirm that Ms. Kahn, rather than Mr. Saeed, is the company’s principal account officer.

RESPONSE:  We have revised our signatures to include the correct positions and offices held by Ms. Khan and Mr. Saeed.  We have removed the “Power of Attorney” provision and added Mr. Saeed to the signatures.

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The Company acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Cloud Resources Inc.

By:	/s/ Fatima Khan
Name: Fatima Khan
Title: Chief Executive Officer

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